UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 17, 2023	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, April 17, 2023

Messrs. Shareholders of Loma Negra C.I.A.S.A.

Ref.: Proposal of Directors and members of the Supervisory Committee

Dear Sirs,

We hereby inform that Loma Negra C.I.A.S.A. (the “Company”) received a notification from its main shareholder, InterCement Trading e Inversiones Argentina, S.L., communicating a change to its prior proposal for members of the Board of Directors and the Supervisory Committee for year 2023 to be appointed at the Annual Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 25, 2023 (items 8 and 9 of the Agenda).

The updated proposal is transcribed below:

DIRECTORS
Paulo Diniz
Sergio Damián Faifman
Javier Enrique Patrón
Livio Hagime Kuze
Luiz Klecz
Carlos Boero Hughes
Laura Gé
Sergio Daniel Alonso
César Javier Graña
FULL MEMBERS OF THE SUPERVISORY COMMITTEE
Antonio Juan Lattuca
Omar Raúl Rolotti
Adriana Irene Calvo
ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE
Claudio Aldo Forti
Carlos Roberto Chiesa
Jose Alanis

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

Brief descriptions of the biographical information of the individuals proposed for the Board of Directors are presented below.

Paulo Diniz. Mr. Diniz was appointed as a member of our Board of Directors in July 2017. Since 2019, Mr. Diniz chairs the Results, Finance and Strategy Committee and is a member of the Risks and Reputational Committee of Loma Negra. Mr. Diniz is the Chief Financial Officer of InterCement Participações, S.A. and a member of its Executive Board, overseeing the operational performance of InterCement Group companies, including ESG policies and execution. Mr. Diniz is also a member of the Board of Directors of InterCement Brasil S.A., of InterCement Portugal S.A., and a member of Instituto InterCement, with focus on providing self-development in communities in need. Paulo has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan S.A., F. Hoffmann-La Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from Politécnica-USP in São Paulo, a master’s degree in Business Administration from IMD in Switzerland, and a specialization in human resources from INSEAD in France

Sergio Damián Faifman. Mr. Faifman was appointed as member of our Board of Directors in August 2012. He has also acted as Vice-President of our Board of Directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the Boards of Directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of Loma Negra. Also, he is currently second Vice-President of FICEM (Inter-American Cement Federation) which in turn is member of GCCA (Global Cement and Concrete Association). Mr. Faifman is also a Board member and a member of the Strategy and Finance Committee of InterCement Brasil S.A. (ICB). In May 2019, Mr. Faifman was appointed Vice-President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined the company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002. Currently, he is a member of the following Loma Negra’s Committees: Ethics and Compliance Committee, People and Governance Committee, Audit Committee, and Results, Finance and Strategy Committee. Also, he is President of the board of Loma Negra’s Foundation.

Javier Enrique Patron. Mr. Patrón joined Marval O'Farrell Mairal (the largest law firm in Argentina and a market leader at both local and Latin American level) in 1992 and he has been a partner since 1997. He leads the employment litigation sector and specializes in providing legal support to international clients doing business in Argentina.  He currently chairs the firm’s labor and employment law department and has been managing partner since 2015. He graduated as a lawyer from the Museo Social Argentino University in 1988, where he also worked as an assistant professor in Labor and Social Security Law until 2008.  Furthermore, he has also worked as assistant professor at the Universidad de Buenos Aires from 1988 to 2008. Ranked in Band 1 in Chambers & Partners Latin America, he is listed as “Leading Lawyer” in Legal 500 and recommended in the Argentina Labor section of Who’s Who Legal & LL250. Mr. Patron also won the LACCA Thought Leader award in Labor Law in 2021 and is listed in the “LACCA Approved 2021” guide. He has also written numerous articles in well-known international publications and contributed to the following books: “The International Law Review” and “The International Employment Law.”

Livio Hagime Kuze. Mr. Kuze was appointed CEO of InterCement Brasil S.A. in April 2021, holding various positions on the board of directors of such company since 2019, serving also as member of the Ethic and Compliance Committee. In 2001 he graduated in Business Administration from the FGV EAESP – Fundação Getulio Vargas’s São Paulo School of Business Administration. He also took specialization courses at the following institutions: INSEAD – Strategy and Leadership (2012), University of Pennsylvania – Finance (2012), University of Chicago – Corporate Finance (2014) and MIT – Digital Transformation (2021). Mr. Kuze previously worked at the following companies: MOVER Participações, Vexia, CPFL Energia, Alpargatas S.A., MasterCard Advisors, Santista S.A., Unibanco and A.T.Kearney. Currently, Mr. Kuze sits on the board of Grupo CCR – Companhia de Concessões Rodoviárias, is Administrator at COMICAN – Companhia de Mineração Candiota, EcoProcessa - Tratamento de Resíduos LTDA. and NeoGera Investimentos em Inovação Ltda and is Director of Barra Grande Participações S.A. Machadinho Participações S.A., Estreito Participações S.A., InterCement Atividades Imobiliárias S.A. and Instituto Intercement. In August 2021 he was appointed member of Loma Negra’s Board of Directors and he is also member of the Ethics and Compliance Committee and chairs the Risks and Reputational Committee of Loma Negra since such date.

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

Luiz Klecz. Mr. Klecz held a position as director of the Company between 2017 and 2018. He was appointed again as a member of our Board of Directors in April 2019 until September 2021. Mr. Klecz was also a member of our board from 2006 to 2008 and Director of InterCement Austria Holding GmbH from 2013 to 2015. He is a member of the board of directors of Intercement Brasil S.A. since 2021 where he has also been Head of the Legal Department of InterCement Brasil since 2002, and between 2005 and 2008, he was also Legal Director of Loma Negra C.I.A.S.A. and its subsidiaries. Since 2011, he is the General Counsel of the InterCement group. Mr. Klecz received a bachelor’s degree in Law from Universidade de São Paulo, Brazil, in 1993. He also completed an MBA program that began at Universidad de CEMA in Buenos Aires and concluded in Insper in São Paulo in 2009.

Carlos Boero Hughes. Mr. Boero was appointed as a member of our Board of Directors in July 2017. Mr. Boero Hughes has served as corporate Chief Financial Officer of a Adecoagro SA, a Luxembourg incorporated company with operations in Argentina, Brazil, and Uruguay. He began working at Adecoagro in August 2008 overseeing, among other responsibilities, the company´s finance and administrative departments. He is also part of the Strategy and ESG Committees (contributing with his solid experience in governance since Adecoagro is a NYSE listed company since 2011). From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO of Noble Group. From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank. From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero. Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Catolica de Argentina in 2001 and has also completed an Executive Program at INSEAD, France, in 2007. Also, he is a member of the Audit Committee and the Results, Finance and Strategy Committee and he is board member of Loma Negra’s Foundation.

Laura Gé. Mrs. Laura Gé is a member of the Board of directors of Banco Santander in Argentina, Farmacity S.A. and Austral Participacoes in Brazil (nominated by the IFC).  She also performs as from 2016 as Senior Executive Advisor of Grupo Sancor Seguros and Advisor of the board of director of Wiener lab S.A. She has more than 10 years of experience in management consulting, having led the Buenos Aires and Chile offices of Integration Consulting and having served as manager at Hermes Management Consulting and the consultancy firm The Boston Consulting Group.  She performed as CEO of the outdoor advertising company MECA and she was a member of the Executive Committee at CIMECO, a holding owning Los Andes de Mendoza and La Voz del Interior newspapers and serving as board member of these two companies.  She performed as CEO of the Sunday magazine Rumbos, included in most of the newspaper published in the interior of Argentina.  She algo has experience in Venture Capital and Private Equity funds, having served as Director of Pegasus Capital and manager of I5, and Hicks, Muse, Tate & Furst, among others.  Mrs. Laura Gé is a Certified Public Accountant graduated with honors from Universidad de Buenos Aires and she obtained an MBA from Harvard Business School, where she also graduated with honors. She is a leader at the Corporate Governance Group from IDEA and she performed as member of the organizational committee of several Conferences and the Management Experience event of such entity. She is a member of the Women Corporate Directors (WCD), the Consultancy Committee of LIDE Argentina and a member of the staff of the post graduate professors at the Administration and Social Sciences Faculty of the University ORT in Uruguay, where she gives lectures of Management in Board of Directors.

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

Sergio Daniel Alonso. Mr. Alonso was appointed as a Member of our Board of Directors in July 2017. Mr. Alonso is also a Member of the Board of Arcos Dorados (ARCO/NYSE) -the largest independent McDonald´s Master Franchisee globally- since 2008. He has also served as Chief Executive Director of Arcos Dorados between 2015 and 2019. From 2008 to 2015, Mr. Alonso was Chief Operating Officer, and from 2003 to 2008 he was President of McDonald’s Brazil. Arcos Dorados -the largest private provider of First Employment opportunities in Latin America- has been recognized several times as one of the Top Companies to Work For, according to Great Place to Work (GPTW) Institute. During his tenure in McDonald’s Brazil, he was also President of the Instituto Ronald McDonald, an NGO dedicated to Youth Cancer with active involvement in Public Policies and Fund Raising. Between 1996 and 1999 Mr. Alonso was Director of Commercial Operations for Renault Argentina. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires, Argentina. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. Also, Mr. Alonso serves as Board Member of Loma Negra’s Foundation and is a member of Loma Negra’s Ethics and Compliance Committee and also chairs the Audit Committee.

César Javier Graña. Mr. Graña was appointed as a member of our board of directors in April 2019. He obtained a Licentiate Degree in Economics from Pontificia Universidad Catolica Argentina in 1994, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) in 1995 and a MBA from Harvard University in 2000. Mr. Graña is a Partner in the Strategic Advisory Group at PJT Partners. At PJT Partners Mr. Graña leads the Latin American practice advising clients on strategic transactions and on shareholders matters including, among others, vote campaigns and ESG. Prior to joining PJT Partners, Mr. Graña was a Managing Director and Head of Investment Banking for LatAm ex-Brazil at ItauBBA, the investment banking arm of ItauUnibanco from 2013 until 2019. Before joining ItauBBA Mr. Graña spent 13 years at Morgan Stanley in the Mergers & Acquisitions Group in New York, working on a broad range of public and private transactions in the healthcare sector. During his last year at Morgan Stanley, he was part of Morgan Stanley’s Latin American Group leading the M&A effort in the region. Before, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell and, previously, he was analyst of the capital markets division of Banco Rio de la Plata S.A. Mr. Graña serves as board member at Loma Negra’s Foundation and is member of the Risks and Reputational Committee, the Audit Committee and the Results, Finance and Strategy Committee of Loma Negra.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.